Exhibit 4(a)(xi)

DATED 2 November 2009

THE LORDS COMMISSIONERS OF HER MAJESTY’S TREASURY

and

LLOYDS BANKING GROUP PLC

COSTS REIMBURSEMENT DEED
relating to the UK Asset
Protection Scheme

Slaughter and May
One Bunhill Row
London EC1Y 8YY
(TP/JGZW)

CA093060014

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3

2.	FEES, COSTS AND EXPENSES	4

3.	PAYMENTS	6

4.	TAX MATTERS	6

5.	ANNOUNCEMENTS AND PUBLICITY	8

6.	WARRANTIES	9

7.	NOTICES	9

8.	MISCELLANEOUS	10

9.	GOVERNING LAW; JURISDICTION	11

THIS DEED OF WITHDRAWAL is made on 2 November 2009

BETWEEN:

(1)	THE LORDS COMMISSIONERS OF HER MAJESTY’S TREASURY of 1 Horse Guards Road, London SW1A 2HQ (the “Treasury”); and

(2)

LLOYDS BANKING GROUP PLC, a public company incorporated in Scotland with registered number 095000 and whose registered office is at Henry Duncan House, 120 George Street, Edinburgh, Scotland EH2 4LH (“LBG”).

WHEREAS:

(A)

On 19 January 2009, Her Majesty’s Government of the United Kingdom (the “Government”) announced its intention to offer the Asset Protection Scheme (the “Scheme”) to protect certain eligible financial institutions against exceptional future credit losses on certain portfolios of assets and exposures.

(B)

On 7 March 2009, LBG announced its intention to participate in the Scheme and entered into discussions with the Treasury regarding the terms of the Scheme and the accession of Bank of Scotland plc to it. On 3 November 2009, LBG expects, subject to agreeing final documentation, to announce its intention not to participate in the Scheme.

(C)

Pursuant to this Deed, and in connection with (amongst other things) its withdrawal from the Scheme, LBG has undertaken to reimburse the Treasury for certain fees, costs and expenses associated with the Scheme and certain ancillary matters.

NOW THIS DEED WITNESSES AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Deed (including the Recitals):

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for business in London;

“Deed of Withdrawal” means the deed so entitled which is proposed to be entered into between LBG and the Treasury in connection with (amongst other things) LBG’s proposed withdrawal from the Scheme;

“Group” means LBG and all of its group undertakings (as defined in section 1161(5) of the Companies Act 2006);

“Representatives” means: (i) in the context of the Treasury, the Treasury Solicitor, any of Her Majesty’s Secretaries of State (and any other Minister of the Crown), UK Financial Investments Limited, the Asset Protection Agency, and any and all directors, officers, officials, employees, agents, professional advisers and contractors of the foregoing; and (ii) in the context of LBG and the Group, directors, officers, employees, agents, professional advisers and contractors;

“State Aid” means the aid provided by the Treasury to LBG: (i) under the recapitalisation scheme announced by the Government on 8 October 2008; (ii) in connection with LBG’s (or a member of the Group’s) proposed participation in the Scheme; and (iii) in connection with LBG’s proposed capital raising by way of a rights issue;

“State Aid Approval” means any state aid approval for the State Aid in its original terms and as supplemented, modified or replaced from time to time in accordance with the Deed of Withdrawal;

“State Aid Commitments” means the commitments given by LBG to the European Commission in connection with the State Aid Approval as supplemented, modified or replaced from time to time in accordance with the Deed of Withdrawal;

“Tax” means any tax and any levy, impost, duty or other charge in the nature of taxation (whether of the United Kingdom or elsewhere in the world) and any fine, penalty, charge, cost or interest relating to any of the foregoing; and

“Treasury Solicitor” means the Solicitor for the Affairs of Her Majesty’s Treasury.

1.2	In this Deed, unless otherwise specified:

	(A)	references to clauses are to clauses of this Deed;

	(B)	the words “include” and “including” shall be deemed to be followed by the phrase “without limitation”;

	(C)	headings and sub-headings in this Deed are included for ease of reference only and shall not affect the interpretation of this Deed;

(D)

any reference to a “person” shall be construed so as to include any individual, firm, company, corporation, body corporate, government, state or agency of a state, local or municipal authority or governmental body or any joint venture, association or partnership (whether or not having separate legal personality);

(E)

any reference to any statute, statutory provision or rules or regulations made thereunder shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, re-enacted or replaced; and

	(F)	a reference to any other document is a reference to that other document as amended, varied or supplemented at any time.

2.	FEES, COSTS AND EXPENSES

2.1

LBG shall procure that it and the members of the Group shall bear all costs and expenses incurred by it and the other members of the Group arising out of or in connection with: (i) the proposed participation of LBG (or any member of the Group) in, and withdrawal from, the Scheme; and (ii) the performance of its duties and obligations under this Deed and the Deed of Withdrawal (including with respect to the State Aid Commitments).

2.2

LBG shall pay (or shall procure that the members of the Group shall pay) to the Treasury the costs and expenses calculated by the Treasury as being incurred by the Treasury, the Treasury Solicitor, UK Financial Investments Limited and the Asset Protection Agency in connection with:

(A)

the proposed participation of LBG (or any member of the Group) in, and withdrawal from, the Scheme (including: (i) the preparation and negotiation of the documentation associated with the Scheme; (ii) the preparation, negotiation, execution and carrying into effect of the documentation associated with LBG’s, and any member of the Group’s, withdrawal from the Scheme; (iii) due diligence and valuation associated with LBG’s, and any member of the Group’s, proposed participation in, and withdrawal from, the Scheme; and (iv) the establishment of the Asset Protection Agency and any winding-down of functions of the Asset Protection Agency resulting from the withdrawal of LBG and each member of the Group from the Scheme);

	(B)	discussions and negotiations with the European Commission in relation to the State Aid Approval; and

(C)

the exercise by the Treasury of its rights and powers under, and the performance of the Treasury’s duties and obligations in connection with the matters contemplated by, this Deed and the Deed of Withdrawal (including with respect to: (i) the preparation, negotiation, execution and carrying into effect of this Deed and the Deed of Withdrawal; (ii) the Treasury’s compliance with the State Aid Approval; and (iii) monitoring and ensuring LBG’s compliance with the State Aid Commitments and any other duties or obligations of LBG’s in connection with the State Aid Approval as set out in the Deed of Withdrawal),

regardless of whether or not such costs and expenses are incurred before or after the date of this Deed (the “Support Measure Costs”). Support Measure Costs shall, in any event, exclude any cost or expense relating to Tax which is borne by LBG (or any member of the Group) under clause 4 (or which would have been borne by LBG (or any member of the Group) under clause 4 but for any exception specifically provided for in clause 4).

2.3

LBG shall pay (or shall procure that the members of the Group shall pay) to the Treasury £26,000,000 (twenty-six million pounds), being the Treasury’s current estimate of the Support Measure Costs, within five Business Days of the date of this Deed.

2.4

The Treasury may deliver an invoice to LBG in respect of Support Measure Costs (other than any Support Measure Costs which shall be reimbursed pursuant to clause 2.3) at any time following the date of this Deed, but shall not deliver more than one invoice for Support Measure Costs to LBG in anyone calendar month.

2.5	LBG shall pay, or shall procure the payment of, all invoices delivered to it in respect of Support Measure Costs pursuant to clause 2.4 within 30 days of the date on which such invoice is delivered.

2.6

The Treasury shall provide with any invoice delivered pursuant to clause 2.4 a breakdown of the costs and expenses covered by such invoice, provided that such breakdown need not contain any more information than the Treasury intends at that time to disclose to the public in respect of such costs and expenses.

2.7

LBG’s obligations to reimburse costs and expenses pursuant to clauses 2.2 to 2.6 (inclusive) shall be limited to such amount as is equal to 0.25% of the aggregate value of all of the ordinary shares (excluding treasury shares) of LBG as at market close on the date of this Deed.

2.8	For the purposes of this clause 2, “costs and expenses” shall include:

(A)

the costs and expenses incurred by a person: (i) in respect of the employment of its employees (including the gross emoluments and all “Pay As You Earn” and employer national insurance contributions paid in respect of those employees, and the out-of-pocket expenses of those employees incurred in the course of their employment); and (ii) in relation to any other person seconded to it;

	(B)	administration and other general overhead costs; and

	(C)	all legal, accounting, investment banking and other third party advisory fees and expenses Incurred by that person.

3.	PAYMENTS

3.1	Any payment due to the Treasury under this Deed shall be made in pounds sterling to such account as may be notified to LBG in writing by the Treasury from time to time.

3.2

All payments required to be made by LBG (or any member of the Group) under this Deed shall be made in full. They will be free and clear of any right of set-off and from any restriction, condition or deduction because of any counterclaim.

4.	TAX MATTERS

4.1

All payments by LBG (or any member of the Group) pursuant to this Deed shall be paid without any deduction or withholding, unless required by law. If any Tax is required by law to be deducted or withheld from or in connection with any such payment, the amount payable shall be increased so as to ensure that the amount received by the Treasury after such deduction or withholding (including any additional deduction or withholding required as a result of such increase) is equal to the amount which the Treasury would have received if no such deduction or withholding had been required.

4.2

If the Treasury is subject to Tax in respect of any sum payable pursuant to this Deed, or if any such sum is taken into account in computing the profits, income or gains of the Treasury for Tax purposes, the sum payable shall be increased so as to ensure that the amount retained by the Treasury after the payment of such Tax (including any additional Tax payable as a result of such increase) is equal to the amount which the Treasury would have retained in the absence of such Tax.

4.3

Each sum payable by LBG (or any member of the Group) pursuant to this Deed is expressed exclusive of any amount in respect of VAT which is chargeable on any supply or supplies for which such sum (or any part thereof) is the whole or part of the consideration for VAT purposes. If the Treasury makes (or is deemed to make) any supply for VAT purposes in consideration for such sum (or any part thereof) and VAT is or becomes chargeable in respect of such supply, LBG shall pay (or shall procure that a member of the Group pays) to the Treasury (within 14 days of the receipt of a valid VAT invoice) an additional sum equal to the amount of such VAT.

4.4

If LBG (or any member of the Group) is obliged to pay any sum under or in connection with this Deed by way of indemnity, reimbursement, damages or compensation for or in respect of any liability, damage, cost, demand, charge or expense (the “Relevant Cost”), the calculation of such sum shall include an amount determined as follows:

(A)

if the Relevant Cost is, for VAT purposes, the consideration for a supply of goods or services made to the Treasury (including where such supply is made to the Treasury as agent for LBG (or a member of the Group) within the terms of section 47 of the Value Added Tax Act 1994), such additional amount shall be equal to any input VAT which was incurred by the Treasury in respect of that supply and which it is not able to recover from the relevant Tax authority; and

(B)

if the Relevant Cost is, for VAT purposes, a disbursement incurred by the Treasury as agent on behalf of LBG (or a member of the Group) and the relevant supply is made to LBG (or a member of the Group) for VAT purposes, such additional amount shall be equal to any amount in respect of VAT which was paid in respect of the Relevant Cost by the Treasury, and the Treasury shall use reasonable endeavours to procure that the relevant third party issues a valid VAT invoice in respect of the Relevant Cost to LBG (or the relevant member of the Group).

4.5	LBG shall pay and bear, and shall indemnify the Treasury on demand against, any Stamp Duty which is payable or paid in connection with the execution, delivery, performance or enforcement of this Deed.

4.6

The Treasury shall co-operate in completing any treaty forms or other procedural formalities reasonably requested by LBG for the purpose of enabling LBG (or the relevant member of the Group) to make any payment pursuant to this Deed without any deduction or withholding in respect of Tax.

4.7	For the purposes of this clause 4:

(A)

“Stamp Duty” means any stamp, documentary, registration or capital duty (including stamp duty, stamp duty reserve tax and any other similar duty or similar tax) and any fine, penalty, charge, cost or interest relating thereto; and

(B)

“VAT” means (i) any Tax imposed in conformity with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to the United Kingdom, any value added tax imposed by the Value Added Tax Act 1994 and/or any legislation or regulations supplemental thereto); and (ii) any other Tax of a similar nature (whether imposed in a member state of the European Union in substitution for or in addition to the Tax mentioned above or imposed elsewhere).

5.	ANNOUNCEMENTS AND PUBLICITY

5.1

Subject to this clause 5, LBG shall ensure that no member of the Group nor any of their respective Representatives, shall make, publish, issue or release any announcement or public statement in relation to, or which refers to this Deed (or any ancillary matter) (each, a “Restricted Statement”).

5.2

Notwithstanding clause 5.1, each member of the Group may (and each such member’s Representatives may on its behalf) make, publish, issue or release a Restricted Statement provided that such Restricted Statement is made, published, issued or released only after giving as much prior notification as is reasonably practicable to, and consulting in good faith to the fullest extent reasonably practicable with, the Treasury with a view to giving the Treasury as much time as is reasonably practicable, in all the circumstances, to review and comment on such Restricted Statement.

5.3

If, in respect of any Restricted Statement, any member of the Group (or any of its Representatives) proposes not to adopt, or does not adopt, any amendment proposed by the Treasury pursuant to clause 5.2, LBG shall procure that such member of the Group or Representative shall (to the extent reasonably practicable, prior to the making, publication, issuance or release of the relevant Restricted Statement or, if not reasonably practicable, promptly thereafter) provide to the Treasury reasons explaining why such amendments are not proposed to be, or were not, adopted.

5.4	If any member of the Group (or any of its Representatives) proposes to make, publish, issue or release a Restricted Statement and either:

(A)

notification to, and consultation with, the Treasury prior to the making, publication, issuance or release of such Restricted Statement is not permissible under: (i) applicable law; or (ii) the rules of the Bank of England or of any securities exchange, clearing system or Authority (including the FSA) to which it is subject or submits; or

	(B)	the Restricted Statement must be made urgently such that prior notification to or consultation with the Treasury is not reasonably practicable,

then LBG shall ensure that the relevant member of the Group or Representative shall, as soon as permissible and reasonably practicable, provide a copy of such Restricted Statement to the Treasury, together with a notification providing reasonable details of the circumstances giving rise to the Restricted Statement.

5.5

Notwithstanding clause 5.1, the Representatives of each member of the Group may make on behalf of such member Restricted Statements which are unscripted oral public statements, provided that LBG shall use all reasonable endeavours to ensure that processes are in place with a view to ensuring that any such unscripted oral public statements are consistent with any other Restricted Statements made in accordance with this clause 5 by or on behalf of any member of the Group.

6.	WARRANTIES

LBG represents and warrants to the Treasury on the date of this Deed that:

	(A)	it is duly organised and validly existing under the laws of its jurisdiction of organisation;

(B)

it has the corporate power and the authority to execute and deliver this Deed and to perform its obligations under this Deed, and no additional act or proceeding, corporate or otherwise, on its part is necessary to authorise the execution and delivery of this Deed or the performance of any of its obligations under this Deed;

(C)

subject to any principles of law affecting the rights of creditors generally and the provisions of section 117 of the Stamp Act 1891, the obligations expressed to be assumed by LBG under this Deed are legal, valid, binding and enforceable obligations;

(D)

the only applicable “percentage ratio” (as that term is used in Chapters 10 and 11 of the listing rules made by the Financial Services Authority pursuant to Part VI of the Financial Services and Markets Act 2000) which is relevant to the matters contained in the Deed, is the “consideration test” (as that term is used in Chapters 10 and 11 of the listing rules made by the Financial Services Authority pursuant to Part VI of the Financial Services and Markets Act 2000); and

	(E)	it has duly executed and delivered this Deed.

7.	NOTICES

7.1

Except as otherwise provided in this Deed, a notice under this Deed shall only be effective if it is in writing. Facsimile transmissions are permitted but email is not. Notices under this Deed shall be sent to a party to this Deed at its address or number and for the attention of the individual set out below:

Party and title of individual	Address	Facsimile no.

LBG	Henry Duncan House
120 George St
Edinburgh
Scotland EH2 4LH

Attention: Company Secretary

Treasury	1 Horse Guards Road	0207 270 4844
London SW1A 2HQ

Attention: Nikhil Rathi (team leader, financial stability)

provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause 7. That notice shall only be effective on the day falling five clear Business Days after the notification has been received or such later date as may be specified in the notice.

7.2

Any notice given under this Deed shall, in the absence of earlier receipt, be deemed to have been duly given as follows: (i) if delivered personally, on delivery; (ii) if sent by first class post, two clear Business Days after the date of posting; and (iii) if sent by facsimile, when despatched.

7.3

Any notice given under this Deed outside Working Hours (being 9.30am to 5.30pm on a Business Day) in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

7.4

The provisions of this clause 7 shall not apply in relation to the service of any claim form, application notice, order, judgment or other document relating to any Proceedings (as defined in clause 9.2).

8.	MISCELLANEOUS

8.1

No delay or omission by the Treasury or LBG (as the case may be) in exercising any right, power or remedy provided by law or under or pursuant to the Deed shall: (i) affect that right, power or remedy; or (ii) operate as a waiver of it.

8.2

The single or partial exercise by the Treasury of any right, power or remedy provided by law or under or pursuant to this Deed shall not, unless otherwise expressly stated, preclude any other or further exercise of it or the exercise of any other right, power or remedy; and any right of the Treasury is cumulative and not exclusive of any other right (whether provided by law or otherwise).

8.3	LBG acknowledges and agrees that: (i) breaches by it of this Deed may result in injury to the public and/or third parties rather than injury specific to the Treasury; and/or (ii)

damages may not be an adequate remedy for any breach of any of this Deed, and further acknowledges and agrees that, without prejudice to any other rights or remedies which the Treasury may have, whether pursuant to a provision of this Deed or otherwise equitable relief (including specific performance and injunction) for any such breach (or potential breach) will normally be appropriate. LBG agrees not to raise any objection to any application by the Treasury for any such remedies.

8.4

LBG shall, at its own cost, from time to time on request, do or procure the doing of all acts and/or execute or procure the execution of all documents in a form satisfactory to the Treasury for giving full effect to this Deed and securing the full benefit of the rights, powers and remedies conferred upon the Treasury in this Deed.

8.5

If any provision of this Deed shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Deed but the legality, validity and enforceability of the remainder of this Deed shall not be affected.

8.6	The parties to this Deed do not intend that any term of this Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Deed.

8.7

This Deed may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Deed, but all the counterparts together shall constitute one and the same instrument.

8.8

Any term of this Deed may be amended, and the observance of any term of this Deed may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Treasury.

9.	GOVERNING LAW; JURISDICTION

9.1	This Deed shall be governed by and construed in accordance with the laws of England.

9.2

The courts of England are to have exclusive jurisdiction to settle any Proceedings arising out of or in connection with this Deed. Each party waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of Proceedings by another party in the courts of England. Each party to this Deed also agrees that a judgment against it in Proceedings brought in England shall be conclusive and binding upon it and may be enforced in any other jurisdiction. Each party irrevocably submits and agrees to submit to the jurisdiction of the English courts. For the purpose of this clause 9.2, “Proceedings” means any proceeding, suit or action arising out of or in connection with this Deed, whether contractual or non-contractual.

IN WITNESS WHEREOF this document has been executed and delivered as a deed the day and year first before written.

Executed as a deed by two of	)
THE LORDS COMMISSIONERS OF HER	)
MAJESTY’S TREASURY	) ) )	By:
)
)
By:

Executed as a deed by	)
LLOYDS BANKING GROUP PLC	)
acting by a director and its secretary/two	)	By:
directors:	)
)
	)		Director
)
)
	)	By:
)

Director/Secretary

CA093060014

IN WITNESS WHEREOF this document has been executed and delivered as a deed the day and year first before written.

Executed as a deed by two of	)
THE LORDS COMMISSIONERS OF HER	)
MAJESTY’S TREASURY	)	By:
)
)
)
)
By:

Executed as a deed by	)
LLOYDS BANKING GROUP PLC	)
acting by a director and its secretary/two directors:	) )	By:
)
)
	)		Director
)
)
	)	By:

Director/Secretary

CA093060014